

Advanced Coating Platforms for Scalable Manufacturing

Medical Device Coating System with Inversion Batch Coating Fixture

SONO•TEK

2025 ANNUAL REPORT

Sono-Tek's precision ultrasonic coating systems are increasingly more sophisticated, with unique customization features for automation, batch processing, and product handling. Our expertise is unmatched in combining the benefits of ultrasonic spray with specialized system functions tailored to individual application and customer requirements.

Dear Fellow Shareholders

In a year filled with global economic uncertainty, we're pleased to report that Sono-Tek continued to grow, posting a 4% increase in revenues for fiscal 2025. While modest, that growth builds on a long-term trend that has seen us steadily expand our reach and relevance in a fast-moving world of high-tech manufacturing. We're still inventing and pioneering—just as we always have.

Tariffs, Trade, and Transitioning Energy

We've been doing business globally for a long time, and one thing we've learned: trade tensions come and go, but resilience is essential. Tariffs and trade restrictions have been a recurring challenge for several decades, and the current wave is no exception. We're hopeful that global efforts at rebalancing may result in a fairer, more competitive playing field—but as ever, time will tell.

Meanwhile, another shift is underway—this one in energy. Over the past few years, we've benefitted from U.S. government support to green energy customers. That support is now evolving, with more emphasis on energy security and domestic supply. Fortunately, a significant portion of our energy-related business serves exactly those needs. Our systems are in high demand for U.S. solar manufacturing and carbon capture technologies that convert emissions into sustainable aviation fuel. Together, these two areas have created a strong backlog to start the new year.

Some of our customers are on the cutting edge of green energy innovation, including green hydrogen production, and while we're excited about those prospects, support in those areas is currently less certain. We'll continue to support those efforts while remaining pragmatic about the policy winds.

Building More Value for Our Customers

We've been leaning into complexity—in a good way. Our newest coating systems are more sophisticated and cover a broader range of our customers' thin film coating needs. That's led to greater value for them and significant growth for us. The demand for ultra-thin, precise coatings continues to rise, and our core ultrasonic nozzle technology—combined with our application know-how—has positioned us as a go-to partner across several industries.

Whether it's semiconductor wafers, implantable medical devices, handheld electronics, solar panels, or fuel cells, these products all share something in common: they depend on the type of precision coating that Sono-Tek was built to deliver. Our investment in advanced coating platforms designed for scalable production is positioning us at the heart of next-generation manufacturing.

And while product development isn't a line item that grabs headlines, it's one of the most important investments we make. You'll see it in our R&D spending, which remains robust for a company of our size and is absolutely vital to our long-term growth. We've always believed that the best way to build a great future is to invent it—and we're doing just that.

Strong Financial Foundation

We like optionality. With $12 million in cash and no debt, Sono-Tek is well-positioned to navigate economic cycles and act quickly when opportunity knocks. That strength is by design. We've seen what happens when companies get overextended, and we've taken a different approach: grow steadily, remain disciplined, and stay ready to accelerate when the right opportunities present themselves.

Looking Ahead

We remain pleased with the trajectory of the business and enter the new fiscal year with a strong backlog and continued momentum. While visibility into full-year results remains limited—particularly in the evolving clean energy sector—we are encouraged by steady demand across core markets and increasing interest in our high-volume medical production systems.

To our customers, employees, and shareholders—thank you. You've helped build Sono-Tek into what it is today, and you remain essential to what it will become tomorrow. Here's to another year of thoughtful innovation, steady growth, and shared success.

With appreciation,

Dr. Christopher L. Coccio
Executive Chairman

R. Stephen Harshbarger
President and CEO

Financial Highlights

Revenue
$ in Millions

Fiscal Year	Value
2019	$11.6
2020	$15.3
2021	$14.8
2022	$17.1
2023	$15.1
2024	$19.7
2025	$20.5

Backlog at Fiscal Year End
$ in Millions

Fiscal Year	Value
2019	$3.0
2020	$3.5
2021	$3.8
2022	$5.3
2023	$8.5
2024	$9.1
2025	$8.7

Cash, Cash Equivalents & Marketable Securities
$ in Millions

Fiscal Year	Value
2019	$5.5
2020	$7.9
2021	$8.7
2022	$10.7
2023	$11.4
2024	$11.8
2025	$11.9

Net Income
$ in Millions

Fiscal Year	Value
2019	$0.2
2020	$1.1
2021	$1.1
2022	$1.5*
2023	$0.6
2024	$1.4
2025	$1.3

*Excludes PPP loan, forgiven in Q1 FY2022

Gross Margin

Fiscal Year	Value
2019	45%
2020	48%
2021	47%
2022	50%
2023	51%
2024	50%
2025	48%

Stockholders' Equity
$ in Millions

Fiscal Year	Value
2019	$8.6
2020	$9.8
2021	$11.0
2022	$13.7
2023	$14.6
2024	$16.3
2025	$17.8



FIVE YEAR PERFORMANCE HIGHLIGHTS

Fiscal Calendar: March 1st - February 28th

($ in thousands, except employee and per share data)	FY2025	FY2024	FY2023	FY2022	FY2021
Net Sales	$ 20,504	$ 19,700	$ 15,058	$ 17,133	$ 14,833
Gross Profit	$ 9,739	$ 9,845	$ 7,652	$ 8,613	$ 6,997
Gross Margin	47.5%	50.0%	50.8%	50.3%	47.2%
Selling, General and Administrative Expense	$ 6,005	$ 5,776	$ 4,819	$ 4,994	$ 4,012
% of Sales	29.3%	29.3%	32%	29.1%	27.0%
Research and Product Development Expense	$ 2,724	$ 2,886	$ 2,150	$ 1,730	$ 1,645
% of Sales	13.3%	14.7%	14.3%	10.1%	11.1%
Operating Income	$ 1,010	$ 1,182	$ 683	$ 1,889	$ 1,340
Operating Margin	5%	6%	4.5%	11.0%	9.0%
Net Income	$ 1,273	$ 1,441	$ 636	$ 1,543*	$ 1,121
Diluted Earnings Per Share	$ 0.08	$ 0.09	$ 0.04	$ 0.16	$ 0.07
Weighted Average Shares Outstanding - Diluted	15,770	15,774	15,769	15,623	15,672
Year End Financial Position					
Cash, Cash Equivalents and Marketable Securities	$ 11,930	$ 11,847	$ 11,445	$ 10,709	$ 8,648
Total Assets	$ 23,412	$ 23,132	$ 20,175	$ 17,626	$ 16,423
Total Debt (Long Term)	$ 0	$ 0	$ 0	$ 0	$ 1,002*
Stockholders' Equity	$ 17,792	$ 16,279	$ 14,634	$ 13,741	$ 10,951
Book Value Per Share	$ 1.13	$ 1.03	$ 0.93	$ 0.88	$ 0.71
Other Year End Data					
Depreciation and Amortization	$ 701	$ 597	$ 511	$ 436	$ 463
Capital Expenditures	$ 469	$ 795	$ 556	$ 327	$ 344

Excludes PPP loan, forgiven in Q1 FY2022

Batch coating systems like the MediCoat CC1000 catheter coating system (shown at the top of this page) allow customers to move easily from R&D to higher volume coatings when ready. These systems often have the capability to coat either one product at a time, or several, with included automation features. This built in flexibiility is unique and differentiates Sono-Tek's capabilities from competitive coating systems.

Forward-Looking Statements

We discuss expectations regarding our future performance, such as our business outlook, in our annual and quarterly reports, news releases, and other written and oral statements. These "forward-looking statements" are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations and could cause actual results to differ materially. These factors include, among other considerations, general economic and business conditions; political, regulatory, tax, competitive and technological developments affecting our operations or the demand for our products; inflationary and supply chain pressures; the recovery of the Electronics/Microelectronics and Medical markets; maintenance of increased order backlog; the imposition of tariffs; timely development and market acceptance of new products and continued customer validation of our coating technologies; adequacy of financing; capacity additions, the ability to enforce patents; maintenance of operating leverage; consummation of order proposals; completion of large orders on schedule and on budget; continued sales growth in the medical and alternative energy markets; successful transition from primarily selling ultrasonic nozzles and components to a more complex business providing complete machine solutions and higher value subsystems; and realization of quarterly and annual revenues within the forecasted range of sales guidance.

We undertake no obligation to update any forward-looking statement.

Sono-Tek Corporation Fiscal Year 2025 Highlights (compared with fiscal 2024 unless otherwise noted)
We refer to the twelve-month periods ended February 28, 2025 and February 29, 2024 as fiscal 2025 and fiscal 2024, respectively.

- **Net Sales:** Record $20.5 million, up 4% from $19.7 million in fiscal 2024, driven by strong shipments to the Alternative/Clean Energy Market. This marks the highest annual revenue in company history.
- **Gross Profit:** $9.74 million, down 1% or $106K from the prior year. Gross margin decreased to 47.5% from 50%, mainly due to product mix and the reclassification of labor costs from engineering to cost of goods sold.
- **Operating Income:** Decreased $172,000 to $1.01 million compared to $1.20 million in fiscal 2024, due to the decrease in gross profit combined with higher operating expenses.
- **Net Income:** Approximately $1.3 million, down from $1.4 million in fiscal 2024, reflecting a combination of lower gross profit and higher operating expenses.
- **Backlog:** Equipment and service-related backlog of $8.67 million at fiscal year-end, down 6.6% from the prior year-end record high of $9.28 million.
- **Geography:** US/Canada sales increased 15% (+$1.6 million), driven by a record shipment of five high Average Selling Price "ASP" systems totaling $3.85 million—the largest number of high ASP systems shipped in a year.
- **Product Categories:** Integrated Coating Systems increased 28% (+$814K), and Multi-Axis Systems grew 6% (+$603K), both supported by significant orders from the solar and clean energy sectors.
- **End Markets:** Alternative/Clean Energy rose 64% (+$3.84 million) driven by production scale system shipments to the solar market and electrolysis markets, including four high ASP system deliveries totaling $3.38 million. The Industrial market declined 47% (-$1.68 million) as our customers saw reduced demand for float glass coating systems due to rising competition from China-based float glass producers.
- **Balance Sheet:** No outstanding debt as of February 28, 2025, with cash, cash equivalents, and marketable securities totaling $11.9 million, compared to $11.8 million at the prior year-end.
- **Other Income:** Interest income, dividend income, and unrealized gains on marketable securities totaled $524K, down $38K due to a slight reduction in interest rates.

Market and Geographic Diversity

We have invested significant resources to enhance our market diversity. By leveraging our core ultrasonic coating technology, we have expanded our portfolio of products, the industries we serve, and the countries in which we sell our products.

Today, we serve five industries: microelectronics/electronics, medical, alternative/clean energy, industrial markets, and emerging research and development and other.

We are a geographically diverse company with a presence either directly or through distributors and trade representatives in the United States and Canada, EMEA (Europe, Middle East and Africa), APAC (Asia Pacific) and Latin America (including Mexico).
In fiscal 2025, approximately 39% of sales originated outside of the United States and Canada.

We have an established infrastructure of application process development laboratories located at our distributor sites in Japan, China, Germany, Taiwan, Korea and our home office in New York. These laboratories are equipped with Sono-Tek systems and technical personnel to conduct customer demonstrations and process development for new coating applications that our customers bring to us. Our engineering, service and sales teams all continue to grow as we expand our addressable markets and enhance our product line to include larger more sophisticated machinery and systems with increased capabilities.

We believe that the new products we have introduced, the new markets we have penetrated, and the expanded regions in which we now sell our products, are a strong foundation for our future sales growth and enhanced profitability.

Results of Operations

Sales and Gross Profit:

	Fiscal Year Ended		Change	
	February 28, 2025	February 29, 2024	$	%
Net Sales	$ 20,504,000	$ 19,700,000	$ 804,000	4%
Cost of Goods Sold	10,765,000	9,855,000	910,000	9%
Gross Profit	$ 9,739,000	$ 9,845,000	$ (106,000)	(1%)
Gross Profit %	47.5%	50.0%		

Gross profit decreased $106,000, or 1% to $9,739,000 for fiscal 2025 compared with $9,845,000 in fiscal 2024. The gross profit percentage decreased to 47.5% for fiscal 2025, compared to 50.0% for fiscal 2024.

In fiscal 2025 the decrease in the gross profit percentage was a result of product mix and the reallocation and recharacterization of specific labor expenses from the engineering department to cost of goods sold that started in the fourth quarter of fiscal year 2024 as an outcome of the completion of several successful R&D endeavors.

Product Sales:

	Twelve Months Ended					
	February 28, 2025	% of Total	February 29, 2024	% of Total	Change	
					$	%
Fluxing Systems	$ 467,000	2%	$ 724,000	4%	$ (257,000)	(35%)
Integrated Coating Systems	3,703,000	18%	2,889,000	14%	814,000	28%
Multi-Axis Coating Systems	10,678,000	52%	10,075,000	51%	603,000	6%
OEM Systems	1,484,000	7%	1,533,000	8%	(49,000)	(3%)
Other	4,172,000	21%	4,479,000	23%	(307,000)	(7%)
TOTAL	$ 20,504,000		$ 19,700,000		$ 804,000	4%

Total sales for fiscal year 2025 grew by 4%, driven by increased demand for our Integrated Coating and Multi-Axis Coating systems which are commonly used in the clean energy sector. Integrated Coating System sales increased by 28%, or $814,000, to $3,703,000 due to continued success with a key strategic partner within the solar energy market.

Printed Circuit Board "PCB" Fluxing System sales declined 35%, or $257,000, largely due to weaker demand in Latin America. The decrease was driven by a general slowdown in PCB equipment sales in Mexico and the closure of one of our key distributors in the region. To address this, we onboarded and trained a New Mexico-based distribution partner, which we believe will contribute to improved spray fluxing sales in fiscal 2026.

Market Sales:

	Twelve Months Ended				Change	
	February 28, 2025	% of Total	February 29, 2024	% of Total	$	%
Electronics/Microelectronics	$ 5,426,000	27%	$ 5,602,000	29%	$ (176,000)	(3%)
Medical	3,250,000	16%	4,180,000	21%	(930,000)	(22%)
Alternative Energy	9,838,000	48%	5,997,000	30%	3,841,000	64%
Emerging R&D and Other	67,000	0%	315,000	2%	(248,000)	(79%)
Industrial	1,923,000	9%	3,606,000	18%	(1,683,000)	(47%)
TOTAL	$ 20,504,000		$ 19,700,000		$ 804,000	4%

Sales to the Alternative/Clean Energy market increased 64% in fiscal 2025, driven by a growing number of customers transitioning from our R&D systems to production scale systems, which carry significantly higher ASPs. This growth was partially offset by declines in the Medical and Industrial markets. Medical sales decreased $930,000, or 22%, to $3.25 million compared to $4.18 million in the prior year, and Industrial sales declined $1.68 million, or 47%, to $1.92 million compared to $3.61 million in the prior year.

Geographic Sales:

	Twelve Months Ended		Change	
	February 28, 2025	February 29, 2024	$	%
U.S. & Canada	$ 12,506,000	$ 10,878,000	$ 1,628,000	15%
Asia Pacific (APAC)	2,758,000	3,268,000	(510,000)	(16%)
Europe, Middle East, Asia (EMEA)	4,431,000	4,333,000	98,000	2%
Latin America	809,000	1,221,000	(412,000)	(34%)
TOTAL	$ 20,504,000	$ 19,700,000	$ 804,000	4%

In fiscal 2025, approximately 61% of our sales were to US and Canadian customers. This is compared to 55% in fiscal 2024.

Sales in the US & Canada increased 15% or $1.63 million, driven by the delivery of five high ASP systems totaling $3.85 million, reinforcing our strategy to provide highly complex, high-volume systems with premium pricing. This represents the largest number of high ASP systems sold in a single year. Growth in the US/Canada region was partially offset by declines in other regions. Latin America sales decreased 34% or $412,000, due to a $465,000 float glass coating system sale into Mexico that occurred in the prior year that did not repeat in fiscal 2025. Asia sales declined 16% or $510,000, influenced by continued weak demand from China, where sales fell to $522,000 in fiscal 2025 from $775,000 in fiscal 2024. China now represents approximately 2.5% of total sales, down significantly from its historical peak. EMEA sales increased 2% or $98,000, supported by multiple system shipments to customers in the green energy sector.

Operating Expenses:

	Twelve Months Ended		Change	
	February 28, 2025	February 29, 2024	$	%
Research and product development	$ 2,724,000	$ 2,886,000	$ (162,000)	(6%)
Marketing and selling	3,678,000	3,696,000	(18,000)	0%
General and administrative	2,327,000	2,080,000	247,000	12%
Total Operating Expenses	$ 8,729,000	$ 8,662,000	$ 67,000	1%

Research and Product Development:
Research and product development costs decreased $162,000 to $2,724,000 for fiscal 2025 due to a decrease in salary associated with the departure of a senior engineer, a decrease in research and development materials and the reallocation and recharacterization of specific labor expenses from the engineering department to cost of goods sold that started in the fourth quarter of fiscal year 2024.

Marketing and Selling:
Marketing and selling expenses decreased slightly in fiscal 2025 to $3,678,000 due to a decrease in salary expense which was partially offset by an increase in commissions and travel and trade show expenses.

During fiscal 2025, we expended approximately $595,000 for travel and trade show expenses compared with $505,000 for the prior fiscal year, an increase of $90,000.

In fiscal 2025, we expended approximately $767,000 for commissions as compared with $674,000 for the prior fiscal year, an increase of $93,000. The increase in commission expense is primarily the result of an increase in sales being generated by our external distributors, which are commissioned at a higher rate than our in-house sales team.

The decrease in salary expense is primarily due to the reallocation of the salary of our Chief Executive Officer, Steve Harshbarger, to the General and Administrative category as described more fully below under the heading "General and Administrative".

General and Administrative:
General and Administrative (G&A) costs increased $247,000 to $2,327,000 for fiscal 2025 due to an increase in salaries, professional fees, corporate expenses and stock-based compensation. These increases were partially offset by the reversal of the sales tax accrual described more fully below.

Effective January 1, 2024, Steve Harshbarger became our Chief Executive Officer, having previously served as President prior to such date. On becoming Chief Executive Officer, we reclassified the expenses related to Mr. Harshbarger's compensation in connection with this positional change. Prior to January 1, 2024, we classified Mr. Harshbarger's salary under sales expenses because of Mr. Harshbarger's instrumental role in that area. For fiscal year 2025, the total reallocated amount of Mr. Harshbarger's salary was approximately $325,000.

In the fourth quarter of fiscal 2024, we were notified by the State of California that we were required to collect sales tax on our shipments to customers in California. For taxable sales, we collected approximately $86,000 of delinquent sales tax from our customers in fiscal 2025. As of February 29, 2024, on the basis of a preliminary analysis of our sales to our California customers since April 1, 2019, we recorded an accrual in the amount of $138,000 for the estimated sales tax, penalties and interest that we may have been required to remit to the State of California.

In the second quarter of fiscal 2025, we filed all necessary sales tax returns with the State of California. Our net expense for sales tax and interest amounted to $72,000. In the second quarter of fiscal 2025, we reversed the remaining accrual of $66,000. This reversal is recorded in general and administrative expenses.

Operating Income:
Our operating income decreased $172,000 or 15%, to $1,010,000 in fiscal 2025 compared with $1,182,000 for the prior fiscal year. In fiscal 2025, the decrease in operating income is a result of a decrease in gross profit combined with an increase in operating expenses. Operating margin for fiscal 2025 decreased to 5% compared with 6% in fiscal 2024. As a percentage of net sales, operating expenses decreased 100 basis points to 43% in fiscal 2025 compared with 44% in fiscal 2024.

Interest and Dividend Income:
Interest and dividend income decreased $41,000 to $489,000 for fiscal 2025 as compared with $530,000 for the prior fiscal year, reflecting a minor reduction in interest rates earned on our cash balances in fiscal 2025. Our present investment policy is to invest excess cash in highly liquid, low risk US Treasury securities and certificates of deposit. At February 28, 2025, the majority of our holdings are rated at or above investment grade.

Income Tax Expense:
We recorded income tax expense of $261,000 for fiscal 2025 compared with $303,000 for the prior fiscal year. The decrease in income tax expense in fiscal 2025 is due to the current period's decrease in income before income taxes offset by the application of available research and development tax credits.

Net Income:
Net income decreased $168,000 or 12%, to $1,273,000 for fiscal 2025 compared with $1,441,000 for the prior fiscal year. The decrease in net income in fiscal 2025 is a result of a decrease in gross profit combined with an increase in operating expenses partially offset by a decrease in income tax expense.

Liquidity and Capital Resources

Working Capital – Our working capital increased $1,378,000 to $13,501,000 at February 28, 2025 from $12,123,000 at February 29, 2024. The increase in working capital was primarily the result of the current year's net income and non-cash charges partially offset by purchases of equipment.

We aggregate cash and cash equivalents and marketable securities in managing our balance sheet and liquidity. For purposes of the following analysis, the total is referred to as "Cash." At February 28, 2025 and February 29, 2024, our working capital included:

	February 28, 2025	February 29, 2024	Cash Increase
Cash and cash equivalents	$ 5,202,000	$ 2,135,000	$ 3,067,000
Marketable securities	6,728,000	9,712,000	(2,984,000)
Total	$11,930,000	$11,847,000	$ 83,000

The following table summarizes the accounts and the major reasons for the $83,000 increase in "Cash":

	Impact on Cash	Reason
Net income, adjusted for non-cash items	$ 1,937,000	To reconcile increase in cash.
Accounts receivable increase	(877,000)	Decrease due to timing of receipts.
Inventories decrease	666,000	Decrease in finished goods for customer orders.
Customer deposits decrease	(1,007,000)	Received for new orders.
Accounts payable	(190,000)	Timing of disbursements.
Accrued expenses	(21,000)	Timing of disbursements.
Prepaid and Other Assets increase	(29,000)	Decreased prepaid expenses.
Income taxes payable decrease	81,000	Timing of disbursements.
Equipment purchases	(469,000)	Equipment and facilities upgrade.
Treasury stock purchase	(8,000)	Purchase of treasury stock.
Net increase in cash	$ 83,000	

Stockholders' Equity – Stockholders' equity increased $1,513,000 from $16,279,000 at February 29, 2024 to $17,792,000 at February 28, 2025. The increase was a result of the current year's net income of $1,273,000 and $248,000 in additional equity related to stock-based compensation awards. These increases were partially offset by treasury stock purchases of $8,000. The details of stock-based compensation are explained in Note 4 in our financial statements.

Operating Activities – We generated $525,000 of cash in our operating activities in fiscal 2025 compared with generating $1,164,000 in fiscal 2024, a decrease of $639,000. The decrease in cash generated by operating activities was the result of an increase in accounts receivable combined with a decrease in customer deposit balances. These uses of cash were partially offset by a decrease in inventories and an increase in income taxes payable.

In fiscal 2025, our accounts receivable increased $877,000 when compared to the prior year. The increase in accounts receivable is primarily due to a large number of sales occurring in the fourth quarter of fiscal 2025.

In fiscal 2025, customer deposit balances decreased $1,007,000 when compared to the prior year. The decrease in customer deposits is primarily due to a large number of shipments occurring in the fourth quarter of fiscal 2025.

Investing Activities – In fiscal 2025, our investing activities provided $2,550,000 of cash compared with using $2,384,000 of cash in fiscal 2024. Capital spending in fiscal 2025 was $469,000 for the purchase or manufacture of equipment, furnishings and leasehold improvements. This compares with $795,000 for the prior year period.

In fiscal 2025, net sales of marketable securities generated $3,019,000 of cash compared with using $1,589,000 for the purchase of marketable securities in fiscal 2024.

Bank Credit Facilities:
We currently have a revolving credit line of $1,500,000 and a $750,000 equipment purchase facility, both of which are with a bank. The revolving credit line is collateralized by the Company's accounts receivable and inventory. The revolving line of credit is payable on demand and must be retired for a 30-day period, once annually. As of February 28, 2025, there were no outstanding borrowings under the line of credit.

As of February 28, 2025, $106,000 of our credit line was being utilized to collateralize letters of credit issued to customers that have remitted cash deposits to us on existing orders. The unused portion of the credit line was $1,394,000 as of February 28, 2025. The letters of credit expire in fiscal year 2025.

Backlog

At the end of fiscal year 2025, our total backlog amounted to $8,677,000, comprised of $8,618,000 in equipment backlog and $59,000 in services-related backlog.

Off - Balance Sheet Arrangements

We do not have any Off - Balance Sheet Arrangements as of February 28, 2025.

Critical Accounting Estimates

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Management's estimates and judgements are continually evaluated and are based on historical experience and expectations regarding future events that are believed to be reasonable under the specific circumstances.

Critical accounting estimates are defined as those that are reflective of significant judgments and uncertainties and may potentially result in materially different results under different assumptions and conditions.

Accounting for Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Based on management's estimate, if it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Management evaluates the valuation allowance based on current estimates and historical experience. We use a recognition threshold and a measurement attribute for financial statement recognition and measurement tax positions taken or expected to be taken in a return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of February 28, 2025 and February 29, 2024, there were no uncertain tax provisions.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services.

Judgement is required when determining at what point in time control of the Company's manufactured equipment is transferred to its customers. Management's judgement is based on each customer contract and the transfer of control of the equipment to the customer. The sales revenue to be recorded is based on each contract.

Impact of New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. This ASU requires greater disaggregation of information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This ASU applies to all entities subject to income taxes and is intended to help investors better understand an entity's exposure to potential changes in jurisdictional tax legislation and assess income tax information that affects cash flow forecasts and capital allocation decisions. This ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued issued ASU 2024-03 – Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. The guidance in this ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements and related disclosures. Other than ASU 2023-09 discussed above, accounting pronouncements issued but not yet effective have been deemed to be not applicable or the adoption of such accounting pronouncements is not expected to have a material impact on the financial statements of the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Sono-Tek Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Sono-Tek Corporation (the "Company") as of February 28, 2025, the related consolidated statements of income, stockholders' equity and cash flows for the year ended February 28, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2025 and the results of its operations and its cash flows for the year ended February 28, 2025 in conformity with accounting principles generally accepted in the United States of America.

Retrospective Application of a Change in Accounting Principle

We also have audited the adjustments to the 2024 financial statements to retrospectively apply the change in accounting principle due to the adoption of Accounting Standards Update 2023-07, Segment Reporting, as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any form of assurance on the 2024 financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2020 (such date takes into account the acquisition of certain assets of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

Morristown, New Jersey

May 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Sono-Tek Corporation

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, the consolidated balance sheet of Sono-Tek Corporation (the "Company") as of February 29, 2024, the related consolidated statements of income, changes in stockholders' equity and cash flows for the year ended February 29, 2024, and the related notes (the 2024 financial statements before the effects of the adjustments discussed in Note 2 are not presented herein). In our opinion, the February 29, 2024 financial statements, before the effects of the adjustments to respectively apply the change in accounting described in Note 2, present fairly, in all material respects, the financial position of the Company as of February 29, 2024, and the results of its operations and its cash flows for year ended February 29, 2024, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting principle described in Note 2 and accordingly, we do not express an opinion or any form of assurance about whether such adjustments are appropriate and have been properly applied. The adjustments were audited by CBIZ CPAs P.C.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

Marcum LLP

We have served as the Company's auditor from 2020 to 2025.

Morristown, New Jersey

May 23, 2024

CONSOLIDATED BALANCE SHEETS

	February 28, 2025	February 29, 2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 5,202,361	$ 2,134,786
Marketable securities	6,727,678	9,711,351
Accounts receivable (less allowance for credit losses of $12,225, respectively)	2,347,764	1,470,711
Inventories	4,474,401	5,221,980
Prepaid expenses and other current assets	236,261	207,738
Total current assets	18,988,465	18,746,566
Land	250,000	250,000
Buildings, equipment, furnishings and leasehold improvements, net	2,610,600	2,832,156
Intangible assets, net	37,386	47,566
Deferred tax asset	1,525,185	1,255,977
TOTAL ASSETS	$ 23,411,636	$ 23,132,265
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 859,483	$ 1,049,742
Accrued expenses	1,718,574	1,739,478
Customer deposits	2,413,195	3,419,706
Income taxes payable	496,055	414,807
Total current liabilities	5,487,307	6,623,733
Deferred tax liability	132,134	229,534
Total Liabilities	5,619,441	6,853,267
Commitments and Contingencies (Note 13)		
Stockholders' Equity		
Common stock, $.01 par value; 25,000,000 shares authorized, 15,751,153 issued and 15,749,037 outstanding as of February 28, 2025, and 15,750,880 issued and outstanding as of February 29, 2024	157,512	157,509
Additional paid-in capital	10,018,034	9,770,387
Accumulated earnings	7,624,516	6,351,102
Treasury stock, at cost, 2,116 shares	(7,867)	–
Total stockholders' equity	17,792,195	16,278,998
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 23,411,636	$ 23,132,265

See accompanying notes to consolidated financial statements.

SONO-TEK CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended	
	February 28, 2025	February 29, 2024
Net Sales	$ 20,504,381	$ 19,699,886
Cost of Goods Sold	10,765,362	9,855,311
Gross Profit	9,739,019	9,844,575
Operating Expenses		
Research and product development	2,724,482	2,885,773
Marketing and selling	3,677,915	3,695,870
General and administrative	2,326,582	2,080,447
Total Operating Expenses	8,728,979	8,662,090
Operating Income	1,010,040	1,182,485
Other Income:		
Interest and dividend income	488,504	529,735
Net unrealized gain on marketable securities	35,548	32,360
Income before Income Taxes	1,534,092	1,744,580
Income Tax Expense	260,678	303,117
Net Income	$ 1,273,414	$ 1,441,463
Basic Earnings Per Share	$ 0.08	$ 0.09
Diluted Earnings Per Share	$ 0.08	$ 0.09
Weighted Average Shares – Basic	15,750,997	15,743,763
Weighted Average Shares – Diluted	15,770,102	15,774,007

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED FEBRUARY 28, 2025 AND FEBRUARY 29, 2024

	Common Stock Par Value $.01		Additional Paid – In Capital	Accumulated Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Amount				
Balance - February 28, 2023	15,742,073	$157,421	$ 9,566,898	$4,909,639	—	$14,633,958
Stock-based compensation expense			203,577			203,577
Cashless exercise of stock options	8,807	88	(88)			—
Net Income				1,441,463	—	1,441,463
Balance - February 29, 2024	15,750,880	$157,509	$ 9,770,387	$6,351,102	—	16,278,998
Stock-based compensation expense			247,650			247,650
Cashless exercise of stock options	273	3	(3)			—
Treasury stock purchased					(7,867)	(7,867)
Net Income				1,273,414		1,273,414
Balance - February 28, 2025	15,751,153	$157,512	$10,018,034	$7,624,516	(7,867)	$17,792,195

See accompanying notes to consolidated financial statements.

SONO-TEK CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended	
	February 28, 2025	February 29, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 1,273,414	$ 1,441,463
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	700,535	597,166
Stock-based compensation expense	247,650	203,577
Inventory reserve	81,389	47,875
Unrealized gain on marketable securities	(35,548)	(32,360)
Deferred income tax benefit, net	(366,608)	(442,210)
(Increase) Decrease in:		
Accounts receivable	(877,053)	163,155
Inventories	666,189	(2,026,946)
Prepaid expenses and other assets	(28,523)	46,308
(Decrease) Increase in:		
Accounts payable	(190,259)	238,879
Accrued expenses	(20,904)	312,032
Customer deposits	(1,006,511)	581,541
Income taxes payable	81,248	33,386
Net Cash Provided by Operating Activities	525,019	1,163,866
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, furnishings and leasehold improvements	(468,798)	(794,690)
Sale of marketable securities	17,668,060	20,237,051
Purchase of marketable securities	(14,648,839)	(21,826,042)
Net Cash Provided by (Used in) Investing Activities	2,550,423	(2,383,681)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of treasury stock	(7,867)	—
Net Cash (Used in) Financing Activities	(7,867)	—
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS	3,067,575	(1,219,815)
CASH AND CASH EQUIVALENTS:		
Beginning of year	2,134,786	3,354,601
End of year	$ 5,202,361	$ 2,134,786
Supplemental Cash Flow Disclosure:		
Interest Paid	$ —	$ —
Income Taxes Paid	$ 547,644	$ 712,092

See accompanying notes to consolidated financial statements.

NOTE 1: BUSINESS DESCRIPTION

Sono-Tek Corporation (the "Company", "Sono-Tek", "We" or "Our") was incorporated in New York on March 21, 1975. We are the world leader in the design and manufacture of ultrasonic coating systems for applying precise, thin film coatings to add functional properties, protect or strengthen surfaces on parts and components for the microelectronics/electronics, alternative energy, medical, industrial and emerging research & development/other markets. We design and manufacture custom-engineered ultrasonic coating systems incorporating our patented technology, in combination with strong applications engineering knowledge, to assist our customers in achieving their desired coating solutions.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Advertising Expenses - The Company expenses the cost of advertising in the period in which the advertising takes place. Advertising expenses for fiscal 2025 and fiscal 2024 were $438,000 and $371,000, respectively.

Accounts Receivable, net - In the normal course of business, the Company extends credit to customers. Accounts receivable, less an allowance for credit losses, reflect the net realizable value of receivables and approximate fair value. The Company records a bad debt expense/allowance based on management's estimate of uncollectible accounts. All outstanding accounts receivable accounts are reviewed for collectability on an individual basis.

Cash and Cash Equivalents - Cash and cash equivalents consist of money market mutual funds, short term commercial paper and short-term certificates of deposit with original maturities of 90 days or less. At February 28, 2025, the Company had $4,702,000 of cash in excess of the FDIC insured limit.

Consolidation - The accompanying consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Sono-Tek Industrial Park, LLC ("SIP") in conformity with generally accepted accounting principles in the United States ("GAAP"). SIP operates as a real estate holding company for the Company's real estate operations. All intercompany accounts and transactions have been eliminated in consolidation.

Earnings Per Share - Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock under the treasury stock method.

Equipment, Furnishings and Leasehold Improvements - Equipment, furnishings and leasehold improvements are stated at cost. Depreciation of equipment and furnishings is computed by use of the straight-line method based on the estimated useful lives of the assets, which range from three to five years.

Fair Value of Financial Instruments - The Company applies Accounting Standards Codification ("ASC") 820, Fair Value Measurement ("ASC 820"), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company's principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity's own assumptions based on market data and the entity's judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts of financial instruments reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

The fair values of financial assets of the Company were determined using the following categories at February 28, 2025 and February 29, 2024, respectively:

	Level 1	Level 2	Level 3	Total
Marketable Securities – February 28, 2025	$6,135,914	$591,764	$ —	$6,727,678
Marketable Securities – February 29, 2024	$9,711,351	$ —	$ —	$9,711,351

Marketable Securities include certificates of deposit and US Treasury securities, totaling $6,727,678 and $9,711,351 that are considered to be highly liquid and easily tradeable as of February 28, 2025 and February 29, 2024, respectively. US Treasury securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 and certificates of deposit are classified as Level 2 within the Company's fair value hierarchy. The Company's marketable securities are considered to be trading securities as defined under ASC 320 "Investments – Debt and Equity Securities."

Income Taxes - The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. The Company uses a recognition threshold and a measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of February 28, 2025 and February 29, 2024, there were no uncertain tax positions.

Intangible Assets - Include costs of patent applications which are deferred and charged to operations over seventeen 17 years for domestic patents and twelve 12 years for foreign patents, which is considered the useful life. Amortization expense for the years ended February 28, 2025 and February 29, 2024 was $10,180 and $16,434, respectively. The accumulated amortization of patents is $223,041 and $212,861 at February 28, 2025 and February 29, 2024, respectively. The annual amortization expense of such intangible assets is expected to be approximately $10,000 per year for the next four years.

Inventories - Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method for raw materials, subassemblies and work-in-progress and the specific identification method for finished goods. Management compares the cost of inventory with the net realizable value and, if applicable, an allowance is made for writing down the inventory to its net realizable value, if lower than cost. On an ongoing basis, inventory is reviewed for potential write-down for estimated obsolescence or unmarketable inventory based upon forecasts for future demand and market conditions.

Land and Buildings - Land and buildings are stated at cost. Buildings are being depreciated by use of the straight-line method based on an estimated useful life of forty years.

At February 28, 2025 and February 29, 2024, the Company had Land, stated at cost of $250,000.

Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. No impairment losses were identified or recorded for the years ended February 28, 2025 and February 29, 2024 on the Company's long-lived assets.

Management Estimates - The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements – In November 2023, the FASB issued ASU 2023-07, *Segment Reporting* (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker ("CODM"), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities are required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments in this ASU should be applied retrospectively to all prior periods presented in the financial statements. The Company has adopted this ASU, and the standard did not have a material impact on the Company's consolidated financial statements and related disclosures. See Note 12: Segment Data, for the Company's segment disclosure.

Recent Accounting Pronouncements Not Yet Adopted - In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*. This ASU requires greater disaggregation of information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This ASU applies to all entities subject to income taxes and is intended to help investors better understand an entity's exposure to potential changes in jurisdictional tax legislation and assess income tax information that affects cash flow forecasts and capital allocation decisions. This ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. This ASU should be applied on a prospective basis although retrospective application is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued issued ASU 2024-03 – Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. The guidance in this ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements and related disclosures.

Product Warranty - Expected future product warranty expense is recorded when revenue is recognized for product sales.

Research and Product Development Expenses - Research and product development expenses represent engineering and other expenditures incurred for developing new products, for refining the Company's existing products and for developing systems to meet unique customer specifications for potential orders or for new industry applications and are expensed as incurred.

During fiscal 2025 and fiscal 2024, the Company spent approximately $2,724,000 and $2,886,000, respectively, on research and development activities related to new products and services and the ongoing improvement of existing products and services.

Revenue Recognition - The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

Stock-Based Compensation - The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options. The fair value of each option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk-free interest rate; volatility; and expected lives of the awards. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

ASC 718 requires the recognition of the fair value of stock compensation expense to be recognized over the vesting term of such award. The Company accounts for forfeitures as they occur.

NOTE 3: REVENUE RECOGNITION

The Company's sales revenue is derived primarily from short term contracts with customers, which, on average, are in effect for less than twelve months. Sales revenue from manufactured equipment transferred at a single point in time accounts for a majority of the Company's revenue.

Sales revenue is recognized when control of the Company's manufactured equipment is transferred to its customers in an amount that reflects the consideration the Company expects to receive based upon the agreed transaction price. The Company's performance obligations are satisfied when its customers take control of the purchased equipment, in accordance with the contract terms. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. Sales are presented net of discounts and allowances. Discounts and allowances are determined when a transaction is negotiated. The Company does not grant its customers or independent representatives the ability to return equipment, nor does it grant price adjustments after a sale is complete.

The Company does not capitalize any sales commission costs related to the acquisition of a contract. All commissions related to a performance obligation that are satisfied at a point in time are expensed when the customer takes control of the purchased equipment and revenue is recognized.

The Company applies the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one-year or less.

At February 28, 2025, the Company had received $2,413,000 in customer deposits, representing contract liabilities, and had issued Letters of Credit in the amount of $106,000 to secure these customer deposits. At February 28, 2025, the Company was utilizing $106,000 of its available credit line to collateralize these letters of credit.

At February 29, 2024, the Company had received $3,420,000 in customer deposits, representing contract liabilities, and had issued Letters of Credit in the amount of $72,000 to secure these customer deposits. At February 29, 2024, the Company was utilizing $72,000 of its available credit line to collateralize these letters of credit.

The Company's sales revenue, by product line is as follows:

	Twelve Months Ended			
	February 28, 2025	% of total	February 29, 2024	% of total
Fluxing Systems	$ 467,000	2%	$ 724,000	4%
Integrated Coating Systems	3,703,000	18%	2,889,000	14%
Multi-Axis Coating Systems	10,678,000	52%	10,075,000	51%
OEM Systems	1,484,000	7%	1,533,000	8%
Other	4,172,000	21%	4,479,000	23%
TOTAL	$20,504,000		$19,700,000	

NOTE 4: STOCK-BASED COMPENSATION

Stock Options – In May 2023, the Company's Board of Directors authorized the creation of the 2023 Stock Incentive Plan (the "2023 Plan") pursuant to which the Company may grant up to 2,500,000 options or shares to officers, directors, employees and consultants of the Company and its subsidiaries. The Company's shareholders approved the adoption of the 2023 Plan in August 2023. The 2023 Plan replaced the 2013 Stock Incentive Plan (the "2013 Plan") under which no additional options or shares could be granted after June 2023. There are currently 217,229 and 210,770 options outstanding, respectively, under the 2023 Plan and the 2013 Plan.

During fiscal 2025, the Company granted options to acquire 134,656 shares to employees exercisable at prices ranging from $4.12 to $4.87 and options to acquire 26,667 shares to the non-employee members of the board of directors with an exercise price of $4.12. The options granted to employees and directors vest over three years and expire in ten years. The options granted by the Company during fiscal 2025 had a combined weighted average grant date fair value of $4.13 per share.

During fiscal 2024, the Company granted options to acquire 54,813 shares to employees exercisable at prices ranging from $4.79 to $5.60 and options to acquire 18,380 shares to the non-employee members of the board of directors with an exercise price of $4.79. The options granted to employees and directors vest over three years and expire in ten years. The options granted by the Company during fiscal 2024 had a combined weighted average grant date fair value of $3.11 per share.

A summary of the activity for both plans, for fiscal 2025 and fiscal 2024 is as follows:

| | Stock Options | | Weighted Average | | Remaining |
| | | | Exercise Price $ | | |
	Outstanding	Exercisable	Outstanding	Exercisable	Term - Years
Balance - February 28, 2023	250,759	133,609	$ 4.84	$ 4.62	8.52
Granted	73,193		$ 5.02		
Exercised	(19,701)		(3.62)		
Cancelled	(8,709)		(4.20)		
Balance - February 29, 2024	295,542	181,376	$ 4.99	$ 4.89	8.04
Granted	161,323		$ 4.13		
Exercised	(1,209)		(3.19)		
Cancelled	(27,657)		(5.49)		
Balance - February 28, 2025	427,999	226,913	$ 4.64	$ 4.90	7.93

The aggregate intrinsic value of the Company's vested and exercisable options at February 28, 2025 was $47,694.

For the years ended February 28, 2025 and February 29, 2024, the Company recognized $248,000 and $204,000 in stock based compensation expense, respectively. Such amounts are included in general and administrative expenses on the consolidated statements of income. Total compensation expense related to non-vested options not yet recognized as of February 28, 2025 was $407,000 and will be recognized over the next three years based on vesting date. The amount of future stock option compensation expense could be affected by any future option grants or by any forfeitures. During the year ended February 28, 2025, the Company had net settlement exercises of stock options, whereby, the optionee did not pay cash for the options but instead received the number of shares equal to the difference between the exercise price and the market price on the date of exercise. Cashless exercises during the year ended February 28, 2025 resulted in 273 shares of common stock issued.

Determining the appropriate fair value of the stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and the expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment.

The expected term of the options is estimated based on the Company's historical exercise rate. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses its expected volatility of the price of the Company's common stock based on historical activity. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The weighted-average fair value of options has been estimated on the date of grant using the Black-Scholes options-pricing model. The weighted-average Black-Scholes assumptions are as follows:

	Fiscal Year Ended	
	February 28, 2025	February 29, 2024
Expected life	5 - 8 years	5 - 8 years
Risk free interest rate	3.64% - 4.39%	2.82% - 4.39%
Expected volatility	55.19% - 60.34%	55.02% - 62.48%
Expected dividend yield	0%	0%

NOTE 5: INVENTORIES

Inventories consist of the following:

	February 28, 2025	February 29, 2024
Raw materials and subassemblies	$ 2,322,821	$ 2,270,567
Finished goods	1,012,600	1,785,952
Work in process	1,138,980	1,165,461
Total	$ 4,474,401	$ 5,221,980

The Company maintains an allowance for slow-moving inventory for raw materials and finished goods. The recorded allowances at February 28, 2025 and February 29, 2024, totaled $398,165 and $380,400, respectively.

NOTE 6: BUILDINGS, EQUIPMENT, FURNISHINGS AND LEASEHOLD IMPROVEMENTS

Buildings, equipment, furnishings and leasehold improvements consist of the following:

	February 28, 2025	February 29, 2024
Buildings	$ 2,250,000	$ 2,250,000
Laboratory equipment	1,843,945	1,733,911
Machinery and equipment	1,921,722	1,891,345
Leasehold improvements	1,048,328	924,356
Tradeshow and demonstration equipment	1,249,850	1,151,899
Furniture and fixtures	1,877,548	1,771,084
	10,191,393	9,722,595
Less: Accumulated depreciation	(7,580,793)	(6,890,439)
	$ 2,610,600	$ 2,832,156

Depreciation expense for the years ended February 28, 2025 and February 29, 2024 was $690,354 and $580,732, respectively.

NOTE 7: ACCRUED EXPENSES

Accrued expenses consist of the following:

	February 28, 2025	February 29, 2024
Accrued compensation	$ 565,354	$ 579,757
Estimated warranty costs	578,425	524,875
Accrued sales tax	15,000	152,547
Accrued commissions	147,459	133,771
Professional fees	94,521	74,826
Other accrued expenses	317,815	273,702
Total accrued expenses	$1,718,574	$1,739,478

NOTE 8: REVOLVING LINE OF CREDIT

The Company has a $1,500,000 revolving line of credit at prime which was 7.50% at February 28, 2025 and 8.50% at February 29, 2024. The revolving credit line is collateralized by the Company's accounts receivable and inventory. The revolving credit line is payable on demand and must be retired for a 30-day period, once annually. If the Company fails to perform the 30-day annual pay down or if the bank elects to terminate the credit line, the bank may, at its option, convert the outstanding balance to a 36-month term note with payments including interest in 36 equal installments.

As of February 28, 2025, $106,000 of the Company's credit line was being utilized to collateralize Letters of Credit issued to customers that have remitted cash deposits to the Company on existing orders. The Letters of Credit expire in June 2025. As of February 28, 2025, there were no outstanding borrowings under the line of credit and the unused portion of the credit line was $1,394,000.

As of February 29, 2024, $72,000 of the Company's credit line was being utilized to collateralize Letters of Credit issued to customers that have remitted cash deposits to the Company on existing orders. The Letters of Credit expired in April 2024. As of February 29, 2024, there were no outstanding borrowings under the line of credit and the unused portion of the credit line was $1,428,000.

NOTE 9: INCOME TAXES

The annual provision (benefit) for income taxes differs from amounts computed by applying the maximum U.S. Federal income tax rate of 21% to pre tax income as follows:

	February 28, 2025	February 29, 2024
Expected federal income tax	$ 322,159	$ 366,362
State tax, net of federal	30,884	52,510
Research and development tax credits	(151,529)	(161,525)
Permanent differences:		
Non-Deductible equity based compensation	52,007	42,751
Other	7,157	3,019
Income tax expense	$ 260,678	$ 303,117

Components of the current and deferred tax expense are as follows:

	February 28, 2025	February 29, 2024
Current:		
Federal	$ 548,743	$ 716,003
State	78,543	123,743
Total current income tax	627,286	839,746
Deferred:		
Federal	(318,949)	(471,396)
State	(47,659)	(65,233)
Total deferred income tax	(366,608)	(536,629)
Income tax expense	$ 260,678	$ 303,117

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Massachusetts research and development tax credits have been fully reserved as management does not forsee utilizing such tax credits in the foreseeable future. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and projections for future taxable income over periods in which the deferred tax assets are deductible. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The incorporation of the new tax laws for 2023, requires the Company to capitalize for income tax purposes research and development expenses incurred during the year and for such expenses to be amortized over a five-year period. As a result, a deferred tax asset "Capitalized R&D expenses – IRC Section 174" has been recorded.

The Company does not have any uncertain tax positions in 2025. There are no interest and penalties related to uncertain tax positions in 2025. As of February 28, 2025, open years related to the federal and state jurisdictions are 2024, 2023 and 2022.

The deferred tax asset and liability are comprised of the following:

	February 28, 2025	February 29, 2024
Deferred tax asset		
Allowance for inventory	$ 92,000	$ 91,000
Allowance for accounts receivable	3,000	3,000
Capitalized R&D expenses – IRC Section 174	1,277,000	985,000
Accrued expenses and other	154,000	177,000
Research & Development tax credits - Massachusetts	383,000	303,000
Sub-total deferred tax asset	1,909,000	1,559,000
Less valuation allowance – Massachusetts R&D tax credits	(383,000)	(303,000)
Deferred tax asset – Long Term	$1,526,000	$1,256,000
Deferred tax liability		
Building and leasehold depreciation	(132,000)	(230,000)
Deferred tax liability – Long Term	$ (132,000)	$ (230,000)

NOTE 10: EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	February 28, 2025	February 29, 2024
Numerator for basic and diluted earnings per share	$ 1,273,414	$ 1,441,463
Denominator for basic earnings per share - weighted average	15,750,997	15,743,763
Effects of dilutive securities:		
Stock options for employees, directors and outside consultants	19,105	30,244
Denominator for diluted earnings per share	15,770,102	15,774,007
Basic Earnings Per Share – Weighted Average	$ 0.08	$ 0.09
Diluted Earnings Per Share – Weighted Average	$ 0.08	$ 0.09

At February 28, 2025, the total number of stock options excluded from the computation of diluted income per share because the effect of inclusion would have been anti-dilutive is 192,275.

NOTE 11: CUSTOMER CONCENTRATIONS AND FOREIGN SALES

Export sales to customers located outside the United States and Canada were approximately as follows:

	February 28, 2025	February 29, 2024
Asia Pacific (APAC)	2,758,000	3,268,000
Europe, Middle East, Asia (EMEA)	4,431,000	4,333,000
Latin America	809,000	1,221,000
	$ 7,998,000	$ 8,822,000

During fiscal 2025 and fiscal 2024, sales to foreign customers accounted for approximately $7,998,000 and $8,882,000, or 39% and 45% respectively, of total revenues.

For the fiscal year ended February 28, 2025, one customer accounted for 11% of the Company's revenues. Two customers accounted for 25% of the outstanding accounts receivables February 28, 2025.

The Company had no single customer accounted for more than 10% of sales during fiscal 2024. Two customers accounted for 26% of the outstanding accounts receivables at February 29, 2024.

NOTE 12: SEGMENT DATA

The company operates in one segment. The chief operating decision maker, who is responsible for allocating resources and assessing performance, has been identified as the Chief Executive Officer (the "CODM"). The CODM assesses the financial performance of the company and decides how to allocate resources based on Operating income.

The following table presents our segment data (rounded to the nearest thousand):

	Fiscal Year Ended	
	2025	2024
Net Sales	$ 20,504,000	$ 19,700,000
Direct Cost of Goods Sold		
Materials & Freight	8,126,000	7,669,000
Production Labor	817,000	435,000
Other	645,000	590,000
	9,588,000	8,694,000
Service Department		
Salaries	560,000	496,000
Travel	218,000	216,000
Outside Installations	42,000	139,000
Warranty Costs	121,000	77,000
Other	236,000	233,000
	1,177,000	1,161,000
Total Cost of Goods & Service	10,765,000	9,855,000
Gross Profit	9,739,000	9,845,000
Research & Product Development		
Salaries	1,879,000	2,011,000
Insurance	167,000	163,000
Depreciation	231,000	210,000
R & D Materials	233,000	310,000
Other	214,000	192,000
	2,724,000	2,886,000
Marketing and Selling		
Salaries	1,809,000	2,098,000
Commissions	767,000	674,000
Insurance	196,000	174,000
Travel & Entertainment	157,000	134,000
Advertising / Trade Show	438,000	371,000
Depreciation	87,000	54,000
Other	224,000	191,000
	3,678,000	3,696,000
General and Administrative		
Salaries and Wages	1,051,000	824,000
Insurance	183,000	158,000
Depreciation and Amortization	76,000	62,000
Professional Fees	384,000	280,000
Corporate Expenses	361,000	353,000
Stock Based Compensation	248,000	204,000
Misc Other	24,000	200,000
	2,327,000	2,081,000
Total Operating Expenses	8,729,000	8,662,000
Operating Income	1,010,000	1,182,000
Interest Income & Unrealized Gain	524,000	562,000
Income Before Taxes	1,534,000	1,744,000
Income Tax Expense	261,000	303,000
Net Income	$ 1,273,000	$ 1,441,000

NOTE 13: COMMITMENTS AND CONTINGENCIES

Other than the letters of credit discussed in Notes 3 and 8, the Company did not have any material commitments or contingencies as of February 28, 2025.

The Company is subject, from time to time, to claims by third parties under various legal disputes. The defense of such claims, or any adverse outcome relating to any such claims, could have a material adverse effect on the Company's liquidity, financial condition, and cash flows. As of February 28, 2025, the Company did not have any pending legal actions.



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Shareholder Information

Corporate Headquarters
Sono-Tek Corporation
Sono-Tek Industrial Park
2012 Route 9W
Milton, NY 12547 USA
845-795-2020
www.sono-tek.com

2025 Annual Meeting
The Annual Meeting of
Shareholders will be held at
10:00AM ET on August 21, 2025
at Sono-Tek Corporation
headquarters.

Investor Relations
Investors, stockbrokers, security
analysts and others seeking
information should contact:

Stephen J. Bagley, CPA
Chief Financial Officer
Sono-Tek Corporation
info@sono-tek.com

PCG Advisory, Inc.
Kirin Smith
ksmith@pcgadvisory.com

Transfer Agent
For services such as reporting a
change of address, replacement
of lost stock certificates and
changes in registered ownership,
or for inquiries about your account,
contact:

Equiniti Trust Company, LLC
28 Liberty Steet
New York, NY 10005
www.equiniti.com

Corporate Counsel
Eilenberg & Krause LLP
6 East 43rd Street, 26th Floor
New York, NY 10017

Independent Accountants
CBIZ CPAs P.C.
340 Mount Kemble Avenue,
Suite 210N
Morristown, NJ 07960

Executive Leadership
Dr. Christopher L. Coccio
Executive Chairman of the Board

R. Stephen Harshbarger
CEO & President

Stephen J. Bagley, CPA
Chief Financial Officer

Chris Cichetti
COO

Maria Kuha
*Vice President, Manufacturing
Operations, Procurement &
Logistics*

Board of Directors
Dr. Christopher L. Coccio
Executive Chairman of the Board

R. Stephen Harshbarger
CEO & President

Dr. Joseph Riemer [2, 3*]
*Consultant, Retired President and
Vice President, Food Business
Development, Sono-Tek Corporation*

Philip Strasburg, CPA [1*, 2]
*Former Partner, Anchin Block and
Anchin, LLP*

Carol O'Donnell [1, 3]
*Chief Executive Officer of Protégé
Partners, LLC*

Eric Haskell, CPA [1]
*Retired, Executive Vice President
and Chief Financial Officer, SunCom
Wireless Holdings, Inc.*

Dr. Adeniyi Lawal
*Chairman of the Chemical
Engineering and Material Sciences
Department, Stevens Institute of
Technology*

1 Audit Committee
2 Compensation Committee
3 Nominations Committee
* Committee Chairman

SONO•TEK Corporation

NASDAQ: SOTK
2012 Route 9W
Milton, New York 12547
Email: info@sono-tek.com